EXHIBIT 12.01
MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31, 2008

(add 000, except ratio)
EARNINGS:

Earnings before income taxes	$243,299
Loss from less than 50%-owned associated companies, net	190
Interest Expense*	74,299
Portion of rents representative of an interest factor	19,727

Adjusted Earnings and Fixed Charges	$337,515

FIXED CHARGES:

Interest Expense*	$74,299
Capitalized Interest	3,692
Portion of rents representative of an interest factor	19,727

Total Fixed Charges	$97,718

Ratio of Earnings to Fixed Charges	3.45

*
Interest Expense excluded interest income of $1,247 related to the reversal of interest accruals under Financial Accounting Standards Board Interpretation Number 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FAS 109.